N E W S R E L E A S E

February 26, 2015

Nevsun Announces Annual 2014 Financial Results

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (Nevsun or the Company) is pleased to report its financial and operating results for the year ended December 31, 2014.  Unless otherwise noted, with the exception of earnings per share and realized price per ounce and per pound figures, all financial results are in millions of US dollars.

Full year 2014 highlights

  Revenues of $555 million and earnings per share of $0.47
  Cash provided by operating activities of $217 million
  Working capital of $520 million, including $442 million cash
  Produced 196 million pounds of copper against guidance of 180 to 200 million pounds
  Achieved industry lowest-quartile C1 cash costs[1] of $1.05 per pound
  Executed a successful 27,300 metre exploration program
  Progressed zinc plant expansion – on time and on budget
  Announced a 14% increase to the annualized dividend, from $0.14 to $0.16 per share (approximately 34% of earnings per share)

Q4 2014 highlights

  Revenues of $139 million and earnings per share of $0.11
  Cash provided by operating activities of $63 million
  Produced 53 million pounds of copper with C1 cash costs of $1.071 per pound
  Improved Q4 waste mining tonnage and daily milling throughput

Financial review

	Q4 2014	2014
Revenues	$138.7	$555.0
Operating income	70.3	295.3
Net income	40.1	166.6
Net income attributable to Nevsun shareholders	21.9	93.4
Basic earnings per share attributable to Nevsun shareholders	0.11	0.47

Copper price realized, per payable pound sold	2.87	3.02
C1 cash cost per payable pound sold[1]	$1.07	$1.05

Cliff Davis, Nevsun CEO, commented, “The team at Bisha managed the copper business very well and the financial results speak for themselves. The strength of our balance sheet, our success at exploration and the demonstrated capital discipline over the past year should provide investor confidence in Nevsun’s future.  The ability to deliver on what we promise and the growing confidence of even further mine life extension prompted us to increase our dividend as a reward to our shareholders.  We remain very focused on cost containment especially given the decrease in copper prices we have seen thus far in 2015.”

Operating review

	Q4 2014	2014
Ore mined, tonnes	617,000	2,282,000
Waste mined, tonnes	3,380,000	12,277,000
Strip ratio, (using tonnes)	5.5	5.4
Ore milled tonnes	573,000	1,789,000
Copper feed grade, %	4.9	5.9
Recovery, % of copper	85.7	85.0
Copper concentrate grade, %	25.8	26.3
Copper in concentrate produced, millions of pounds	52.5	196.0
Copper in concentrate produced, tonnes	23,800	88,900
Payable copper in concentrate sold, millions of pounds	49.4	184.7
Payable copper in concentrate sold, tonnes	22,400	83,800

Cliff Davis, “We are very pleased with our operating performance in 2014.  It was critical to ensure we maximized the high grade phase of the supergene ore in 2014.  With a solid year of operating experience in copper under our belts, we are poised for a strong 2015.  We were very pleased to see higher mining and milling rates during Q4 2014 which give assurance that throughput rates can increase when feed grades gradually decline.”

The Company’s growth strategy remains intact.  “We will continue to allocate capital for exploration in the underexplored Bisha VMS district.  During 2014 we grew our indicated and inferred mineral resources.  At Harena our inferred mineral resources increased by 498 million pounds of zinc and 156 million pounds of copper.  With US$442 million in the bank at December 31, 2014, or US$2.24 per share, we are well positioned to fund external growth opportunities.  Our patience to complete a merger or an acquisition has proven to be the right strategy.  Given the current market conditions we expect there will be greater opportunities during 2015.”

Conference call details

The Company will hold a conference call on Friday February 27, 2015, at 8:00AM Vancouver / 11:00AM Toronto, New York / 4:00 PM London, to discuss the annual results. Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America: 1 888-390-0605 / +1 416-764-8609 / +1 778-383-7417
UK: 0800 652 2435 (toll free)
Other International: +1 416-764-8609 / +1 778-383-7417

The conference call will be available for replay until March 6, 2015, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 517460.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated power interruptions or failures due to electrical circuit failures or inadequate fuel quality required to effectively operate power generators for the plant or otherwise or costs or required repairs to the copper floatation plant; or (x) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2014, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2014 which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com

[1] C1 cash cost per pound is a non-GAAP measure – see page 19 of the 2014 Annual MD&A for discussion of non-GAAP measures.